PRIVILEGED AND CONFIDENTIAL

July 26, 2023

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.
Washington, D.C. 20549

Attention: Al Pavot and Jeanne Baker

Re: Olink Holding AB (publ)

Annual Report on Form 20-F

Filed March 27, 2023

File No. 1-40277

Ladies and Gentlemen:

This letter sets forth the response of Olink Holding AB (publ) (the “Company,” “Olink” or “we”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 13, 2023, with respect to the Company’s Annual Report on Form 20-F filed with the Commission on March 27, 2023 (the “Form 20-F”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response to the comment has been provided immediately thereafter.

Annual Report on Form 20-F

ltem 16C. Principal Accountant Fees and Services, page 114

1.	We note your disclosure that non-audit services provided by Ernst & Young AB in 2022 mainly refers to services assistance for Olink Insight. For both fiscal year 2022 and 2021, please describe for us in more detail the nature of the non-audit services provided by Ernst & Young AB. Address the facts and circumstances considered in the evaluation of S-X Rule 2-01(c)(4), including whether or not your auditor was involved in designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that would place the accountant in the position of auditing his or her own work.

Company Response

We note the Staff’s comment and provide the following response:

For reference, we have included the relevant excerpt of Item 16C from the Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2022. Set forth below is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2022 and 2021.

Amounts in thousands of USD	Fiscal Year 2022	Fiscal Year 2021
Audit fees	$718	$-
Audit-related fees	154	241
All other fees	511	405
Tax fees	31	-
Total remuneration Ernst & Young AB	$1,414	$646

All other fees in fiscal year 2022, in above summary, mainly refers to services assistance for Olink Insight.

For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2022 and 2021.

On April 7, 2022, Ernst & Young AB (together with its associated entities, “EY”) was appointed as the Company’s independent registered public accounting firm for the year ended December 31, 2022. EY did not serve as our auditor for the year ended December 31, 2021.

For 2022, the “All other fees” totaling $511,000 included approximately $270,000 of fees for reviews of our interim financial statements under PCAOB standards and comfort letter services provided by EY. Upon further review, we believe these would have been more appropriately presented as “Audit fees,” and we will present them as such in future filings. The remaining “All other fees” in 2022 of approximately $241,000 related to consulting services provided by EY surrounding the Olink Insight portal.

Olink Insight was launched in October 2022 to address the complex challenges of proteomic data analysis, introducing a new, modern and user-friendly interface to explore Olink® NPX™ data. Olink Insight is an open source platform, used as a scientific collaboration tool which will help to deliver on the urgent scientific questions asked by the community.

The platform does not aggregate source data underlying the financial statements, and does not generate any information that is included in the financial statements or internal controls, or interface with financial reporting systems. Olink Insight is free to use. Customers are able to Indicate interest in the Olink Flex product through the panel selection feature in Olink Insight. This feature will generate an email that is sent to an email.

The Company conceived and developed Olink Insight to create an accessible source of proteomics data and knowledge for the scientific community. The Company led the development of Olink Insight and controls all aspects of its design and operation. EY’s role was to share advice and recommendations on development of the platform, as well as user experience. EY provided software design and development options to management for its consideration, with management taking full responsibility for which options, if any, to implement. As part of developing the platform, Olink considered and adopted certain of EY’s options and rejected others.

The platform as designed does not and will not aggregate source data underlying the financial statements, generate any information that is included in the financial statements or internal controls, or interface with financial reporting systems as provided in Rule 2-01(c)(4)(ii). The platform does not produce information that would be subject to testing as part of EY’s audit. EY did not perform management activities or make management decisions in providing these services, nor did it involve operating or supervising the operation of the platform. The engagement did not include any activities related to co-branding or joint go-to-market activities with EY.

EY also provided consulting services related to Olink Insight during fiscal year 2021 consistent with the services as described above for fiscal year 2022. Fees for these services provided in fiscal year 2021 were approximately $346,000.

During fiscal year 2021, EY also provided consulting services related to a project named Olink Speculative Futures, with related fees of approximately $58,000. Under management direction, EY assisted in conducting research about the future of Proteomics, and provided feedback on client-prepared marketing materials for management consideration and for management to decide which actions, if any, to pursue. This consulting service ended in November 2021 prior to the commencement of EY’s audit and professional engagement period related to the fiscal year 2022 financial statements.

As described in our Annual Report on Form 20-F, our Audit Committee has adopted policies and procedures for the pre-approval of all audit and non-audit services and the terms thereof to be provided to the Company by the independent auditors. The Audit Committee considered the permissibility under the SEC and PCAOB independence rules, including the SEC’s general standard for auditor independence, of all of the services provided by EY during the audit and professional engagement period as auditors, including the services described above, and determined that such above-described services and fee arrangements did not and would not adversely affect the independence of EY as our independent registered public accounting firm and did not, and would not, place EY in the position of auditing its own work.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at +46 (0) 733502932.

Sincerely,

/s/ Oskar Hjelm
Oskar Hjelm
Chief Financial Officer

cc:        Roger Bivans, Baker & McKenzie LLP